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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 51549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Coldstream Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2370 - 130th Ave. NE Suite 103
(No. and Street)

Bellevue (City) WA (State) 98005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Fitzwilson 425-885-1558
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sweeney Conrad P.S.
(Name — if individual, state last, first, middle name)

2606 - 116th Ave. NE Suite 200 Bellevue, WA 98004
(Address) (City) (State) Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Kevin Fitzwilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldstream Securities, Inc., as of ____________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title



GRETCHEN L. BUESCHER
COMMISSION EXPIRES
NOTARY
PUBLIC
8-13-05
STATE OF WASHINGTON

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INDEPENDENT AUDITORS' REPORT

February 7, 2002

To the Board of Directors and Stockholder of
Coldstream Securities, Inc.

We have audited the accompanying statements of financial condition of Coldstream Securities, Inc. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's deficit, changes in subordinated borrowings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldstream Securities, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sweeney Conrad, P.S.



2606 116th Avenue N.E., Suite 200 • Bellevue, Washington 98004-1422

COLDSTREAM SECURITIES, INC.
Statements of Financial Condition

	December 31, 2001	December 31, 2000
ASSETS		
Cash	$ 7,800	$ 8,004
NASD stock	3,300	3,300
Total assets	$ 11,100	$ 11,304
LIABILITIES AND STOCKHOLDER'S DEFICIT		
Accounts payable and accrued expenses (Notes 3 and 4)	$ 8,502	$ 1,067
Subordinated Loan (Note 3)	15,248	15,248
Total liabilities	23,750	16,315
Stockholder's deficit:		
Common stock, no par value, 112 shares authorized, issued and outstanding	10,000	10,000
Accumulated deficit	(22,650)	(15,011)
Stockholder's deficit	(12,650)	(5,011)
Total liabilities and stockholder's deficit	$ 11,100	$ 11,304

See accompanying notes to financial statements

COLDSTREAM SECURITIES, INC.
Statements of Operations

	Year ended December 31, 2001	2000
Income:		
Interest income	$ 17	$ 153
Expenses:		
Regulatory fees	334	-
Professional services	4,788	-
Administrative fees (Note 4)	1,200	1,200
Interest expense (Note 3)	1,334	1,067
Total expense	7,656	2,267
Net loss	$ (7,639)	$ (2,114)

See accompanying notes to financial statements

COLDSTREAM SECURITIES, INC.

Statements of Changes in Stockholder's Deficit
Years Ended December 31, 2001 and 2000

	Common Stock		Accumulated	
	Number of Shares	Amount	Deficit	Total
Balances at December 31, 1999	112	$ 10,000	$ (12,897)	$ (2,897)
Net loss for the year ended December 31, 2000			(2,114)	(2,114)
Balances at December 31, 2000	**112**	**10,000**	**(15,011)**	**(5,011)**
Net loss for the year ended December 30, 2001			**(7,639)**	**(7,639)**
Balances at December 31, 2001	**112**	**$ 10,000**	**$ (22,650)**	**$ (12,650)**

Statements of Changes in Subordinated Borrowings
Years Ended December 31, 2001 and 2000

Balance at December 31, 1999	$ 15,248
Activity during 2000	-
Balance at December 31, 2000	**15,248**
Activity during 2001	**-**
Balance at December 31, 2001	**$ 15,248**

See accompanying notes to financial statements

COLDSTREAM SECURITIES, INC.
Statements of Cash Flows

	Year ended December 31, 2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (7,639)	$ (2,114)
Adjustment to reconcile net loss to cash used in operating activities:		
Increase in accounts payable and accrued expenses	7,435	1,067
Net cash used in operating activities	(204)	(1,047)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase NASD stock	-	(3,300)
Net cash used by investing activities	-	(3,300)
Net decrease in cash	(204)	(4,347)
Cash:		
At beginning of year	8,004	12,351
At end of year	$ 7,800	$ 8,004

See accompanying notes to financial statements

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Coldstream Securities, Inc. (the Company) acts as a General Partner and/or advisor to partnerships and provides broker and dealer services relative to private placements and mutual funds. The Company is a wholly owned subsidiary of Coldstream Holdings, Inc. and operates from their office in Bellevue, Washington.

NOTE 2 – CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As a result of expenses and advances the parent company paid on the Company's behalf in 2001, at December 31, 2001, the Company had a net capital deficit of $702, which was $5,702 less than its required net capital of $5,000. The Company has applied to the NASD to increase its subordinated loan to $23,928, thereby correcting its net capital deficiency. The Company's aggregate indebtedness to net capital ratio at December 31, 2001 was not meaningful due to the net capital deficiency.

NOTE 3 – SUBORDINATED LOAN AGREEMENT

The subordinated loan is from Coldstream Holdings, Inc., bears interest at 7% per annum and is payable, along with accrued interest, on September 25, 2002. Accrued expenses include $2,401 and $1,067 of unpaid interest at December 31, 2001 and 2000, respectively.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Furthermore, repayments of the loan require prior written approval of the National Association of Securities Dealers (NASD).

NOTE 4 - RELATED PARTY

The Company pays its parent a $100 per month management fee.

Additional Information

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

December 31, 2001

COLDSTREAM SECURITIES, INC.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Computation of net capital:			
Stockholder's deficit		$	(12,650)
Deduct NASD stock			(3,300)
Add subordinated liabilities allowable for net capital			15,248
Net capital	a)	$	(702)
Computation of basic net capital requirement			
Minimum net capital required (6-2/3% of total aggregate indebtedness)	b)	$	567
Minimum dollar net capital requirement of reporting broker	c)	$	5,000
Capital requirement (greater of b or c)	d)	$	5,000
Excess net capital (a less d)		$	(5,702)
Excess net capital at 1000% (a less 10% of e)		$	(1,552)
Ratio: Aggregate indebtedness to net capital (e ÷ a)			-12.11 to 1
Computation of aggregate indebtedness			
Accounts payable and accrued expenses		$	8,502
Total aggregate indebtedness	e)		8,502
Reconciliation with company's computation (included in part 11A of Form x-17A-5 as of December 31, 2001)			
Aggregate indebtedness, as reported in Company's Part II (unaudited) Focus report		$	-
Reclassification of accounts payable and accrued expenses (from non-aggregate indebtedness to aggregate indebtedness)			8,502
Aggregate indebtedness per above		$	8,502

See accompanying notes to financial statements

COLDSTREAM SECURITIES, INC.

Schedule II
Computation of Reserve Requirements
Under Rule 15c3-3 of the Securities
and Exchange Commission
As of December 31, 2001

The Company is exempt from Rule 15c3-3 under section (k)(1).

Schedule III
Information for Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
December 31, 2001

The Company is exempt from Rule 15c3-3 under section (k)(2)(i).

Schedule IV
Securities Investor Protection
Corporation Assessments and
Payments under Rule 17a-5(e)(4) of the
Securities and Exchange Commission
December 31, 2001

The Company is exempt from the requirements of this section as provided in Section 4(d)(1)(c) of the Securities Investor Protection Act of 1970.



REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

February 7, 2002

To the Board of Directors and Stockholder of
Coldstream Securities, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Coldstream Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



2606 116th Avenue N.E., Suite 200 • Bellevue, Washington 98004-1422
tel: 425 629 1000 • fax: 425 629 1099 • web: sweeneyconrad.com • information@sweeneyconrad.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sweeney Conrad, P.S.

COLDSTREAM SECURITIES, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

December 31, 2001 and 2000